Exhibit 99.1

POMDOCTOR LIMITED Announces Receipt of Nasdaq Notifications Regarding Continued Listing Requirements

GUANGZHOU, China, November 2, 2026 /PRNewswire/ — POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (Nasdaq: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions and predictive healthcare capabilities, today announced that on October 28, 2026, it received two letters (the “Letters”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) regarding deficiencies with respect to certain continued listing requirements of The Nasdaq Global Market.

The first Letter notified the Company that, based upon the Company’s MVLS for the 30 consecutive business days from September 16, 2026 through October 27, 2026, the Company no longer meets the requirement under Nasdaq Listing Rule 5450(b)(2)(A) to maintain market value of listed securities (“MVLS”) of at least $50 million (the “MVLS Requirement”). The Staff also noted that the Company does not meet the requirements under Nasdaq Listing Rule 5450(b)(3)(A).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days, or until April 26, 2027, to regain compliance with the MVLS Requirement. If at any time during the compliance period the Company’s MVLS closes at $50 million or more for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

The second Letter notified the Company that, based upon the Company’s MVPHS for the 30 consecutive business days from September 16, 2026 through October 27, 2026, the Company no longer meets the requirement under Nasdaq Listing Rule 5450(b)(2&3)(C) to maintain a minimum market value of publicly held shares (“MVPHS”) of $15 million (the “MVPHS Requirement”).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has a compliance period of 180 calendar days, or until April 26, 2027, to regain compliance with the MVPHS Requirement. If at any time during the compliance period the Company’s MVPHS closes at $15 million or more for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

If the Company does not regain compliance prior to the expiration of the applicable compliance period, the Company will receive written notification that its securities are subject to delisting. At that time, the Company may appeal the delisting determination to a Hearings Panel.

The Company intends to monitor its MVLS and MVPHS and evaluate available options to regain compliance with the applicable continued listing requirements within the compliance period.

There can be no assurance that the Company will regain compliance with the applicable Nasdaq continued listing requirements within the compliance period or otherwise maintain compliance with Nasdaq’s other continued listing requirements.

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (Nasdaq: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, without limitation, statements concerning the Company’s ability and plans to regain and maintain compliance with Nasdaq’s continued listing requirements, including the MVLS Requirement and the MVPHS Requirement, the Company’s evaluation of alternatives available to regain compliance, and the continued listing of the Company’s Class A ordinary shares on Nasdaq.

Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ materially include, among others, the Company’s ability to regain and maintain compliance with the MVLS Requirement, the MVPHS Requirement and other Nasdaq continued listing requirements, fluctuations in the market price of the Company’s Class A ordinary shares, and the other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission.

The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this press release, except as required by applicable law.

Investor Relations Contact

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com